April 19, 2019

Joseph Mannello
Chief Executive Officer
MYOS RENS Technology Inc.
45 Horsehill Road, Suite 106
Cedar Knolls, NJ 07927

       Re: MYOS RENS Technology Inc.
           Registration Statement on Form S-3
           Filed April 16, 2019
           File No. 333-230906

Dear Mr. Mannello:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance